

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348


03037544

No.CO/S&B/VR/2003/ 3312 12.11.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/3286 dated the November 11, 2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

SUPPL

NOV 18 2003

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

dlw 11/20



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director
Stock Exchange Mumbai
Phiroze Jeejeebhoy Tower
25th Floor, Dalal Street
Mumbai 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. :

CO/S&B/VR/2003/3286

दिनांक / तारीख / Date :

November 11, 2003

Dear Sir,

FILE NO. 32.4524

LISTING AGREEMENT
REVISION IN INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates on loans under SIB and Agriculture Segment as per the Annexure - A.

2. Kindly acknowledge receipt.

Yours faithfully,



General Manager
(Shares & Bonds)

Encl. : a/a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

Annexure-A

CHANGES IN INTEREST RATES ON LOANS UNDER SIB AND AGRICULTURE SEGMENT

It has been decided to reduce interest rates on loans under SIB and Agriculture segment effective from 1st November 2003 as under:

The details of existing and revised rates are as under:

FILE NO. 32.4524

Reduction in interest rates for SIB Segment

Size of Credit Limit	Short-Term Loan payable upto one year		Short-Term Loan repayable over one year	
	Existing	**Revised**	**Existing**	**Revised**
Up to Rs. 25000/-	**1.75% below SBAR at 8.75 % p.a**	**1.75% below SBAR at 8.75 % p.a**	**1.75% below SBMTLR at 9.25 % p.a.**	**1.75% below SBMTLR at 9.25 % p.a.**
Above Rs 25000/- and up to Rs. 50,000/-	**0.75% below SBAR at 9.75 %p.a.**	**1.75% below SBAR at 8.75 % p.a.**	**0.75% below SBMTLR at 10.25 % p.a.**	**1.75% below SBMTLR at 9.25 % p.a.**
Above Rs50,000 and upto Rs.2 lakhs	**0.75% below SBAR at 9.75 %p.a.**	**0.75% below SBAR at 9.75 % p.a**	**0.75% below SBMTLR at 10.25 % p.a.**	**0.75% below SBMTLR at 10.25 % p.a.**
Above Rs.2 lakhs and upto Rs.5 lakhs	**0.75% above SBAR at 11.25 %p.a.**	**On par with SBAR at 10.50%p.a.**	**1% above SBMTLR at 12.00 % p.a.**	**On par with SBMTLR at 11.00 % p.a.**
Above Rs.5 lakhs and upto Rs.25 lakhs	**0.75% above SBAR at 11.25 % p.a.**	**0.75% above SBAR at 11.25 % p.a.**	**1% above SBMTLR at 12.00 % p.a.**	**1% above SBMTLR at 12.00 % p.a.**

In respect of other slabs, interest rates are kept unchanged.

AGRICULTURE

Reduction in interest rates for Agricultural Term Loans

Size of Credit	Existing Interest Rates	Revised Interest rates
Above Rs 50000/- and up to Rs. 2 lakhs	0.75 below SBMTLR at 10.25% p.a	1.00 below SBMTLR at 10.00% p.a.
Above Rs 2 lakhs and up to Rs. 5 lakhs	On par with SBMTLR at 11% p.a.	0.50 below SBMTLR at 10.50% p.a.

In respect of other slabs, interest rates are kept unchanged


TREASURY
DEPTT.
CORPORATE CENTRE MUMBAI